Exhibit 99.1

K Wave Media Ltd. Announces Receipt of Nasdaq Notification Letter Regarding Minimum Price Deficiency

New York, NY / Seoul, Korea – January 9, 2026 - K Wave Media Ltd. (Nasdaq: KWM), a Korean cultural innovation and digital asset company (“K Wave” or the “Company”), today announced that it received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) dated January 7, 2026, notifying the Company that based on the closing bid price of the Company for the period from November 20, 2025 to January 6, 2026, the Company no longer meets the continued listing requirement of Nasdaq, under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until July 6, 2026, to regain compliance with Nasdaq minimum bid price requirement. If at any time during the compliance period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and this matter will be closed.

If the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days to demonstrate compliance with the bid price requirement, provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

The Nasdaq notification letter does not result in the immediate delisting of the Company’s ordinary shares, and the shares will continue to trade uninterrupted under the symbol “KWM.”

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

About K Wave Media

K Wave Media Ltd. (KWM) is a publicly listed entertainment and Bitcoin treasury company dedicated to creating, distributing, and monetizing high-quality content across multiple platforms. Since going public in 2025, K Wave has focused on strategic growth initiatives, including investments in production houses, digital platforms, and digital asset treasury management.

Forward-Looking Statements:

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of K Wave’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of K Wave. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or K Wave’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that K Wave does not presently know, or that K Wave currently believes are immaterial that could also cause actual results to differ from those contained in the forward- looking statements. In addition, forward-looking statements reflect K Wave’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of K Wave described in K Wave’s Form 20-F initially filed with the SEC on May 14, 2025, as amended, including those under “Risk Factors” therein. K Wave anticipates that subsequent events and developments will cause its assessments to change. However, while K Wave may elect to update these forward-looking statements at some point in the future, K Wave specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing K Wave’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact:

Investor Relations: info@kwavemedia.com

Evan Sneider: esneider@redroosterpr.com